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CUSIP NO. 371559 10 5                                        (Page 1 of 5 Pages)



                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                              -------------------

                                 SCHEDULE 13G
                                (RULE 13D-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13D-2(B)
                               (AMENDMENT NO. 1)



                            Genesee & Wyoming Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  371559 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              -------------------
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CUSIP NO. 371559 10 5                                        (Page 2 of 5 Pages)

                                      13G

================================================================================
1  Names of Reporting Persons
   I.R.S. Identification No. of Above Persons (Entities only)

   LOUIS S. FULLER

2  Check the Appropriate Box if a Member of a Group*            (a) [_]
                                                                (b) [_]

3  SEC Use Only

4  Citizenship or Place of Organization

   UNITED STATES


                        5  Sole Voting Power - 165,811
  Number of
   Shares               6  Shared Voting Power - 41,144
 Beneficially
  Owned by              7  Sole Dispositive Power - 165,811
    Each
  Reporting             8  Shared Dispositive Power - 41,144
 Person with

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   258,205 (The Reporting Person disclaims beneficial ownership with respect to an aggregate of 51,250 of such shares.)

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*                                                 [  ]

11 Percent of Class Represented by Amount in Row 9

   4.9%

12 Type of Reporting Person*

   IN
==============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 371559 10 5                                        (Page 3 of 5 Pages)


ITEM 1(a).  NAME OF ISSUER:

            Genesee & Wyoming Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            71 Lewis Street
            Greenwich, Connecticut 06830

ITEM 2(a).  NAME OF PERSON FILING:

            Louis S. Fuller

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

            16102 Edgemont Drive
            Lexington Country Club
            Fort Myers, Florida 33908

ITEM 2(c).  CITIZENSHIP:

            United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock

            (The securities holdings reported herein also include shares of the Class B Common Stock of the Issuer, which is not publicly traded but is convertible into an equal number of shares of Class A Common Stock at the will of the holder.)

ITEM 2(e).  CUSIP NUMBER:

            371559 10 5

ITEM 3.     STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

            Not Applicable

ITEM 4.     OWNERSHIP.

            Not Applicable

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

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CUSIP No. 371559 10 5                                        (Page 4 of 5 Pages)


          This statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.[X ]


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable
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CUSIP NO. 371559 10 5                                       (Page 5 of 5 Pages)


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 12, 1998            /s/ Louis S. Fuller
                                    -----------------------------
                                    Louis S. Fuller